UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Offer Document Published - 6 August 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 06, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 06, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.


                                  Barclays PLC

                                                                   6 August 2007

Barclays Merger with ABN AMRO - Publication of Offer Documentation and Commencement of Offer Period

Further to the announcement of 23 July 2007, setting out the revised terms of Barclays offer for the shares of ABN AMRO Holding N.V. ("ABN AMRO"), Barclays announces that it has received the regulatory clearances required to publish its offer documentation and is formally launching its offer for ABN AMRO, which will open for acceptance tomorrow.

Barclays is making an offer for all of the issued and outstanding ordinary shares, American depositary shares representing ordinary shares ("ABN AMRO ADSs"), depositary receipts issued for convertible preference finance shares ("ABN AMRO DR Preference Shares") and formerly convertible preference finance shares of ABN AMRO (the "Offer").

OFFER CONSIDERATION AND EXCHANGE RATIOS:

- 2.13 Barclays Ordinary Shares and EUR 13.15 in cash for each ABN AMRO Ordinary Share

- 0.5325 Barclays ADSs and the US dollar equivalent of EUR 13.15 (1) in cash for each ABN AMRO ADS

- EUR 0.59 in cash for each ABN AMRO DR Preference Share or, if the holders of ABN AMRO DR Preference Shares so choose and subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, 0.59 of a Barclays Preference Share for each ABN AMRO DR Preference Share

- EUR 27.65 in cash for each ABN AMRO Formerly Convertible Preference Finance Share

OFFER DOCUMENTATION

Barclays is today publishing several documents in connection with the Offer (the "Offer Documentation"):

- an offer document which contains, inter alia, the terms and conditions of the Offer (the "Offer Document");

- a US offer document, filed by Barclays on a registration statement on Form F-4 (the "US Offer Document");

- a prospectus relating to the New Barclays Ordinary Shares and the New Barclays Preference Shares to be issued in connection with the Offer (the "Prospectus");

- a circular to Barclays shareholders which includes notices convening Barclays Shareholder Meetings to be held on 14 September 2007 (the "Circular"); and

- a prospectus relating to the Barclays (Netherlands) Shares to be issued in connection with the Offer (the "Barclays (Netherlands) Prospectus").

The information in this announcement is not complete and additional information is contained in the Offer Documentation. ABN AMRO Shareholders are advised to review the Offer Documentation in detail and to seek independent advice when deemed appropriate in order to reach a balanced judgement on the Offer. The Offer Document contains a summary of the Offer in Dutch.

Copies of the Offer Documentation will be available on the website of Barclays (www.barclays.com). These documents will also be available free of charge upon request from ABN AMRO Bank N.V. in its capacity as listing and exchange agent on behalf of Barclays, subject to the same restrictions as apply to the Offer, at Kemelstede 2, 4817 ST Breda, The Netherlands, telephone +31 (0) 76 579 9455 or +800 2222 0024 (toll free from The Netherlands). In addition, the Prospectus and Circular will today be made available for viewing at the Document Viewing Facility at the UKLA at 25 The North Colonnade, Canary Wharf, London E14 5HS. US shareholders may request copies of the US Offer Document and other filings, without charge, upon written or oral request to Barclays information agent in the United States, Georgeson, at (212) 440-9800 or toll free at (888) 605-7547. The U.S. and Canadian Offer Documents will also be available on the SEC's website at www.sec.gov.

The initial offer period under the Offer will commence at 9am, Amsterdam time, on 7 August 2007 and end on 4 October 2007 at 3pm, Amsterdam time, unless the initial offer period is extended in accordance with applicable offer rules.

Expected timetable of principal events

7 August 2007         Commencement of acceptance period in respect of the Offer

14 September 2007     Barclays Shareholder Meetings to approve the Offer

20 September 2007     Extraordinary General Meeting of ABN AMRO shareholders

4 October 2007        Closing date of the Offer

--------------------------

(1) The cash consideration paid for each ABN AMRO ADS will be US dollars, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into US dollars at the average exchange rate obtainable by The Bank of New York, the ADS exchange agent, for the five business days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs



This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer
1995).

Enquiries:

ANALYSTS AND INVESTORS
Mark Merson                                   +44 20 7116 5752
James S Johnson                               +44 20 7116 2927

MEDIA
Stephen Whitehead                             +44 20 7116 6060
Alistair Smith                                +44 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,700 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO
Netherlands-based ABN AMRO is a prominent international bank with total assets of EUR 1,120 bln (as at 30 June 2007). It has more than 4,500 branches in 56 countries and territories, and has a staff of more than 110,300 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange. For further information about ABN AMRO, please visit our website www.abnamro.com.

Other Information

SEC Filings and this Filing: Important Information
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). Accordingly, copies of the Offer Documentation are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. ("ABN AMRO") and Barclays PLC ("Barclays"), Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes the Barclays offer document/ prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Barclays intends to mail the final US Offer Document to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the US Offer Document and other filings without charge, at the SEC's website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.